The Law Firm of

Christen Lambert

2920 Forestville Rd., Ste 100 PMB 1155 — Raleigh, North Carolina 27616 — Phone: 919-473-9130
E-Mail: christen@christenlambertlaw.com Web: christenlambertlaw.com

June 16, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jessica Livingston

Re:	Blackstar Enterprise Group, Inc.
Amendment No. 9 to Registration Statement on Form S-1
Filed May 26, 2023
File No. 333-257978

Dear Ms. Livingston:

This letter is submitted by legal counsel to Blackstar Enterprise Group, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated June 12, 2023 relating to Amendment No. 9 to the Registration Statement on Form S-1 submitted to the Commission on May 26, 2023 (the “Registration Statement”). The text of the Staff’s comments has been included in this letter in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company is also filing Amendment No. 10 (“Amendment No. 10”) to the Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in Amendment No. 10.

Amended Form S-1 filed May 26, 2023

General

1.	Refer to your response to comment 1. Please add a risk factor describing the risks, including related to potential rescission rights, if the April 17, 2023 cointelegraph.com article and statements or graphics included in that article are deemed to be an "offer" or "sale" in the absence of an effective registration statement or available exemption. In your revised disclosure, please provide sufficient factual context for the risks described. Please also revise the prospectus as necessary to ensure that the prospectus disclosure is consistent with the corrective disclosure included in your Form 8-K filed May 1, 2023.

ANSWER: The Company has added a risk factor regarding the comment above, and has revised the prospectus in certain areas to ensure consistency with the corrective disclosures provided in the Form 8-K.

******

We hope that the foregoing has been responsive to the Staff’s comments. If any additional information is required by the Staff or if you have any questions regarding the foregoing, please contact Christen Lambert, counsel to the Company, at (919) 473-9130.

Sincerely,

/s/ Christen Lambert

Christen Lambert